Exhibit 99.1

Media Release

Planegg/Munich, Germany, March 4, 2020

MorphoSys Resolves a Capital Increase to Implement the Purchase

of 3,629,764 American Depositary Shares by Incyte Corporation

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) announced today that its Management Board, with the approval of the Supervisory Board, has resolved to increase the share capital of MorphoSys AG by issuing 907,441 new ordinary shares from the authorized capital 2017-I, excluding pre-emptive rights of existing shareholders, to implement the purchase of 3,629,764 American Depositary Shares (ADSs) by Incyte Corporation. Each ADS will represent 1/4 of a MorphoSys ordinary share. The new ordinary shares underlying the ADSs represent 2.84% of the registered share capital of MorphoSys prior to the consummation of the capital increase.

“We are pleased to announce resolving the capital increase, which marks the final step in formalizing our partnership with Incyte,” said Jens Holstein, Chief Financial Officer of MorphoSys. “We are grateful for our partner’s long-term commitment and are excited to kick off and operationalize our collaboration at full speed over the coming weeks and months.”

Incyte’s purchase of ADSs in the aggregate amount of $150 million is part of the consideration due under its collaboration and licensing agreement with MorphoSys for the further development and commercialization of MorphoSys’ investigational compound tafasitamab; the agreement has become effective upon receiving antitrust clearance. Incyte will purchase the 3,629,764 new ADSs at a price of $41.32 per ADS, including a premium of 20 percent on the volume-weighted average price of ADSs thirty days prior to execution of the collaboration and licensing agreement. Incyte has agreed, subject to limited exceptions, not to sell or otherwise transfer any of the new ADSs, which will represent 2.76% of the registered share capital of MorphoSys following the capital increase, for an 18-month period.

About Tafasitamab

Tafasitamab is an investigational humanized Fc-engineered monoclonal antibody directed against CD19. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which is intended to lead to a significant potentiation of antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP), thus aiming to improve a key mechanism of tumor cell killing. In January 2020, MorphoSys and Incyte Corporation entered into a collaboration and licensing agreement to further develop and commercialize tafasitamab globally. In the U.S., MorphoSys and Incyte will co-commercialize tafasitamab, outside the U.S., Incyte will have exclusive commercialization rights.

MorphoSys is clinically investigating tafasitamab as a therapeutic option in B cell malignancies in a number of ongoing combination trials. An open-label phase 2 combination trial (L-MIND study) is investigating the safety and efficacy of tafasitamab in combination with lenalidomide in patients with relapsed/refractory DLBCL who are not eligible for high-dose chemotherapy (HDC) and autologous stem cell transplantation (ASCT). The ongoing phase 3 study B-MIND assesses the combination of tafasitamab and bendamustine versus rituximab and bendamustine in r/r DLBCL. In addition, tafasitamab is currently being investigated in patients with relapsed/refractory CLL/SLL after discontinuation of a prior Bruton tyrosine kinase (BTK) inhibitor therapy (e.g. ibrutinib) in combination with idelalisib or venetoclax.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, 28 of which are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. MorphoSys most advanced proprietary product candidate, tafasitamab (MOR208), is in late-stage clinical development for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (r/r DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has over 400 employees. More information at www.morphosys.com

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCERTM are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc. XmAb® is a trademark of Xencor, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding the licensing agreements for tafasitamab, the further clinical development of tafasitamab, interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab as well as the potential future commercialization of tafasitamab. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding the licensing agreements for tafasitamab, the further clinical development of tafasitamab, interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab as well as the potential future commercialization of tafasitamab, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys

Investor Contact:
Dr. Julia Neugebauer Director Corporate Communications & IR Tel: +49 (0) 89 / 899 27-179 Julia.Neugebauer@morphosys.com
Media Contact:
Dr. Anca Alexandru Associate Director Corporate Communications & IR Tel: +49 (0) 89 / 899 27-26738 Anca.Alexandru@morphosys.com
Dr. Verena Kupas Associate Director Corporate Communications & IR Tel: +49 (0) 89 / 899 27-26814 Verena.Kupas@morphosys.com